Exhibit 99.1

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations

& Corporate Communications

(905) 286-3000

Biovail Provides Shareholders With Additional Analyst Commentary

Vote Your BLUE Proxy Now

TORONTO – June 20, 2008 – Biovail Corporation (NYSE: BVF) (TSX: BVF) today provided shareholders with additional analyst commentary about the Company and its New Strategic Focus:

RBC Capital Markets

“We have said for some time that many of the most successful specialty pharma companies are those that have moved away from a strictly reformulation strategy to one that also includes and eventually focuses on NCE/NCE-like drugs that carry improved exclusivity, reimbursement and revenue growth. While this strategy carries greater clinical risk, long term benefits can be obtained.” (Douglas Miehm, RBC, 05.09.08)

Deutsche Bank

“We applaud this strategy [Biovail’s New Strategic Focus] as it is likely the only way to create a sustainable long-term business.” (David Steinberg, Deutsche Bank, 05.08.08)

Paradigm Capital

“We believe the changes at Biovail were needed as current technologies did not provide any additional product or cost advantages.”

“Biovail’s strong cash flow provides ample room to sustain the quarterly dividend of $0.37/share.” (Claude Camiré, Paradigm Capital, 05.09.08)

*Permission to use quotations from analyst reports was neither sought nor obtained.

Below is a summary of the institutions providing research coverage on Biovail and their respective stock target prices:

BANK	TARGET PRICE
BANK OF MONTREAL	$14
CREDIT SUISSE	$14
DEUTSCHE BANK	$14
GOLDMAN SACHS	$13
GMP SECURITIES	$15
PARADIGM CAPITAL	$20
RBC CAPITAL MARKETS	$17
SCOTIA CAPITAL	$16
TD NEWCREST	$14

Biovail advises shareholders to review the Company’s documents and website to obtain facts that will allow them to make an informed decision in their choice of a Board of Directors at the Company’s Annual Meeting of Shareholders. They should then vote ONLY THE BLUE proxy following the instructions provided. Shareholders are advised to ignore any materials received from the Dissident shareholders – Eugene Melnyk and an entity he controls – and to discard the Yellow proxy.

Biovail Shareholders: The Proxy to Vote is Blue

Your vote is important, regardless of how many shares you own. Submit your BLUE proxy today in favour of the election of the slate of director nominees set out in the Management Proxy Circular and BLUE proxy.

Voting is a quick and simple process. To be sure your vote is counted completed BLUE proxies must be received by 10:00 a.m. on June 23, 2008. Due to the limited time available, we recommend voting by internet, telephone or fax today or no later than 24 hours before the deadline.

Shareholders with questions or needing assistance in voting their BLUE proxy are encouraged to call Biovail’s Proxy Solicitation Agent, Georgeson at:

North American Toll-Free: 1-866-676-3028

Bank and Broker and collect calls accepted: 1 -212-440- 9800

Even if you have already voted using the dissident proxy, you have every right to change your vote simply by executing the BLUE form of proxy: It is the later-dated proxy that will be counted.

Please discard any proxy or related materials you may have received from the Dissidents and vote using only the control number on the BLUE form of proxy.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.